UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549
_____________________________________________

FORM SD
SPECIALIZED DISCLOSURE REPORT

For the Calendar Year Ended December 31, 2013

Commission File No. 0-21820

____________________________________________

KEY TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Oregon (State or jurisdiction of incorporation or organization)	93-0822509 (I.R.S. Employer Identification No.)

150 Avery Street
Walla Walla, Washington 99362
(Address of principal executive offices and zip code)

Jeffrey T. Siegal
(509)  529-2161
(Registrant's contact and telephone number, including area code)
_____________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

KEY TECHNOLOGY, INC. AND SUBSIDIARIES
FORM SD FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2013

This Specialized Disclosure Report on Form SD ("Form SD") of Key Technology, Inc. (the “Company,” “Key Technology,” “we,” “us’” or “our”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange act of 1934.

SECTION 1. CONFLICT MINERALS DISCLOSURE
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

Key Technology is an international leader in the design and manufacture of process automation systems for the food processing, industrial and pharmaceutical markets. We have facilities in the United States, the Netherlands, Belgium, Australia and Mexico.
Key Technology supports ending the violence and human rights abuses taking place in the Democratic Republic of the Congo (the "DRC") and its adjoining countries (the "Covered Countries"). We are committed to ensuring that any conflict minerals necessary to the functionality or production of our products are sourced from conflict free sources that do not fund armed conflict in the Covered Countries. We also take seriously our compliance obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). To these ends, we have adopted and communicated to our suppliers and the public a company policy for the supply of conflict minerals (the "Conflict Minerals Policy"). As used herein and in the Conflict Minerals Policy, "conflict minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. Our Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

•	Use materials that are "DRC conflict free," within the meaning of the Conflict Minerals Rule, in the products they sell to Key Technology.

•	Complete a conflict minerals questionnaire in a timely manner.

•	If requested, provide supporting documentation.

The Conflict Minerals Policy indicates that, in the event that we determine that a supplier’s efforts to comply with the Conflict Minerals Policy have been insufficient or the supplier fails to cooperate in developing and implementing reasonable steps to comply, we reserve the right to take appropriate actions necessary up to and including discontinuing the business relationship with the supplier.
During the period from January 1, 2013 to December 31, 2013, we contracted to manufacture certain products which contain conflict minerals that are necessary to the functionality or production of our products. However, conflict minerals constitute only a small portion of the materials content of our products.

Item 1.02 Exhibit
A copy of the Company's 2013 Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at www.key.net. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this report or the Conflict Minerals Report.

As indicated in the Conflict Minerals Report, for the period from January 1, 2013 to December 31, 2013, we determined that all of our products were "DRC conflict undeterminable." None of the conflict minerals contained in our products were determined by us to directly or indirectly finance or benefit armed groups in a Covered Country. The terms "DRC conflict undeterminable," "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.

SECTION 2. EXHIBITS
Item 2.01 Exhibits

Exhibit 1.02 - Key Technology, Inc. 2013 Conflict Minerals Report

KEY TECHNOLOGY, INC. AND SUBSIDIARIES
SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEY TECHNOLOGY, INC.
(Registrant)

Date:	May 30, 2014	By: /s/ Jeffrey T. Siegal
Jeffrey T. Siegal
Vice President and Chief Financial Officer
(Principal Financial Officer/Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

1.02	Key Technology, Inc. 2013 Conflict Minerals Report